Exhibit 99.1

Press Release

GasLog Ltd. Announces New Orders

MONACO--(BUSINESS WIRE)—May 9, 2014-- GasLog Ltd. ("GasLog" or the "Company") (NYSE: GLOG) today announced that it has ordered two new 174,000 cubic meter LNG carriers from Samsung Heavy Industries Co., Ltd. ("Samsung") in South Korea. The vessels are expected to be delivered in 2017 and are sister vessels to the four ordered in 2013 for delivery in 2016. The vessels have been ordered with the proven tri-fuel diesel electric (TFDE) propulsion with the option to change to two stroke diesel engines with low-pressure gas injection (“LP-2S”). The vessels will also benefit from a low boil off rate of 0.09%.

GasLog has achieved what we believe to be very attractive commercial terms for these vessels. In addition, GasLog has secured two additional priced options from Samsung with delivery dates in late 2017 and early 2018. Further, if the Company exercises these two options, Samsung has agreed to grant us two additional options.

Paul Wogan, CEO, said “We are delighted to be ordering additional highly attractive LNG carriers. These orders reinforce our strategy of building high quality ships at competitive prices at first class LNG shipyards. It also positions GasLog to continue to benefit from the long-term secular growth of the LNG market. We have once again ordered new vessels from Samsung because of their solid track record for delivering our vessels on time and on budget.”

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following the recently announced agreement to purchase three additional LNG carriers from an affiliate of BG Group, GasLog’s fleet will include 23 wholly owned LNG carriers (including 14 ships delivered and nine LNG carriers on order) and GasLog will have 6 LNG carriers operating under its technical management for third parties. In connection with the recently announced initial public offering of GasLog Partners LP, three of GasLog’s vessels in operation will be contributed to GasLog Partners LP upon closing of the initial public offering. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.  A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)
Phone: +377 9797 5115

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5118

Ray Posadas (Solebury Communications, NYC)
Phone: +1 203 428 3231
Email: ir@gaslogltd.com